SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 20, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Resolutions Passed at 2005 Annual General Meeting

The Company and all of its Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in or material omissions from this announcement.

Important: No objection or amendment was made to the proposed resolutions during the meeting.

I.	The convocation and attendance of the meeting

The 2005 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 15 June 2006 (Thursday) at 9:00 a.m. at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). The AGM was attended by 20 shareholders of the Company in person or by proxy holding 6.201 billion shares, representing 86.13% of the Company’s total voting shares of 7.2 billion shares, among which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 2.184 billion shares. The convocation of the AGM satisfied the quorum for the meeting stipulated by the PRC Company Law and the Company’s articles of association. The AGM was convened by the board of directors, and Mr. Rong Guangdao, Chairman of the Company, presided over the AGM.

II.	Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by a poll:

1.	The 2005 Report of the Directors of the Company was approved.

(4.238 billion shares voted in favor; 0.3068 million shares voted against; 1.963 billion shares abstained)

Votes in favor constituted 99.99% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.221 billion shares voted in favor, constituting 99.86% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 0.3068 million shares voted against; 1.963 billion shares abstained.

2.	The 2005 Report of the Supervisory Committee was approved.

(4.235 billion shares voted in favor; 3.1302 million share voted against; 1.963 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.218 billion shares voted in favor, constituting 98.59% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.1302 million share voted against; 1.963 billion shares abstained.

3.	The 2005 Audited Statement of Accounts and the 2006 Budget of the Company were approved.

(4.235 billion shares voted in favor; 3.1602 million shares voted against; 1.963 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.218 billion shares voted in favor, constituting 98.57% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.1602 million shares voted against; 1.963 billion shares abstained.

4.	The 2005 Profit Appropriation Plan of the Company was approved.

(4.348 billion shares voted in favor; 3.7169 million shares voted against; 1.850 billion shares abstained)

Votes in favor constituted 99.91% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.331 billion shares voted in favor, constituting 98.89% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.7169 million shares voted against; 1.850 billion shares abstained.

5.	The re-appointment of KPMG Huazhen and KPMG as the Company’s domestic auditors and the Company’s international auditors for the year 2006, respectively were approved and the Directors were authorized to fix their remuneration.

(4.349 billion shares voted in favor; 3.4663 million shares voted against; 1.849 billion shares abstained)

Votes in favor constituted 99.92% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.332 billion shares voted in favor, constituting 98.97% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.4663 million shares voted against; 1.849 billion shares abstained.

6.	The proposals of re-arrangement of the fifth session of the board of directors of the Company:

6.1	Resignation of the directors of the fifth session of the board of directors:

6.1.1	Mr. Wu Haijun resigned from director of the Company

(4.348 billion shares voted in favor; 3.8812 million shares voted against; 1.849 billion shares abstained)

Votes in favor constituted 99.91% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.331 billion shares voted in favor, constituting 98.84% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.8812 million shares voted against; 1.849 billion shares abstained.

6.1.2	Mr. Gao Jinping resigned from director of the Company

(4.348 billion shares voted in favor; 3.4312 million shares voted against; 1.849 billion shares abstained)

Votes in favor constituted 99.92% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.332 billion shares voted in favor, constituting 98.98% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.4312 million shares voted against; 1.849 billion shares abstained.

6.2	Appointment of directors for the fifth session of the board of directors:

6.2.1	Mr. Li Honggen was appointed as director of the Company

(4.348 billion shares voted in favor; 3.7132 million shares voted against; 1.849 billion shares abstained)

Votes in favor constituted 99.91% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.331 billion shares voted in favor, constituting 98.89% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 3.7132 million shares voted against; 1.849 billion shares abstained.

6.2.2	Mr. Dai Jinbao was appointed as director of the Company

(4.351 billion shares voted in favor; 0.8998 million shares voted against; 1.849 billion shares abstained)

Votes in favor constituted 99.98% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.334 billion shares voted in favor, constituting 99.73% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 0.8998 million shares voted against; 1.849 billion shares abstained.

III.	Review of the special resolution

The following special resolution was considered and passed at the AGM through voting by a poll:

7.	The amendments to the Articles of Association and its appendices proposed by the board of directors of the Company as set out in the Company’s notice of 2005 AGM dated 27 April 2006 were approved and the board of directors was authorized to amend the wording of the amendments and handle other related matters in respect of the amendments, in accordance with the requirements of the relevant approval authorities and the regulations of the stock exchanges on which the Company’s shares were listed.

(4.341 billion shares voted in favor; 1.4214 million shares voted against; 1.859 billion shares abstained)

Votes in favor constituted 99.97% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 0.324 billion shares voted in favor, constituting 99.56% of shareholders with circulating shares (or their proxies) attending the meeting with voting shares; 1.4214 million shares voted against; 1.859 billion shares abstained.

The above resolutions were passed at the 2005 AGM. The Company had appointed Ms. Brenda Wang of KPMG as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

IV.	In addition to the foregoing resolutions, the Company would like to make the following explanation in relation to the payment of the final dividends:

1.	Pursuant to Article 210 of its articles of association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi whilst those payable to the holders of H Shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Conversion rate for dividends =	Amount of dividends in Renminbi
Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company’s H Shares of the final dividends for the year ended 31 December 2005, the average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 15 June 2006) is HK$100 for RMB103.288. Therefore, there will be a dividend of HK$0.09682 per H Share of the Company.

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H Shares to be held, pending payment, in trust for the holders of H Shares. Dividends payable to the holders of H Shares will be paid by the Paying Agent on 20 July 2006 and will be dispatched by Hong Kong Registrars Limited on that date.

3.	Distribution of dividends to holders of A Shares will be announced separately.

V.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Mou Jian of Haiwen & Partners, “the convening and holding of the AGM of the Company, the voting procedures adopted at the AGM and the qualifications of people who attended the AGM complied with the provisions of relevant laws and the articles of association of the Company.”

VI.	Documents available for inspection:

1.	Resolutions passed at the AGM; and

2.	Legal opinions from lawyers.

By order of the Board Zhang Jingming Company Secretary

Shanghai, 15 June 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Dai Jinbao and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Resolutions Passed at the Twelfth Meeting of

the Fifth Session of the Board of Directors

The Company and all of its Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in or material omissions from this announcement.

The directors were informed in respect of the twelfth meeting of the fifth session of the board of directors (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and mail on 1 June 2006. The Meeting was held on 15 June 2006 at the Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). Of the 12 directors entitled to attend the Meeting, 10 of them attended the Meeting. 2 directors including Mr. Lei Dianwu and Mr. Sun Chiping were absent due to business engagement. Director Mr. Lei Dianwu had appointed and authorized Mr. Xiang Hanyin, director, as his irrevocable voting proxy. Independent director Mr. Sun Chiping had appointed and authorized Mr. Chen Xinyuan, independent director, as his irrevocable voting proxy. Members of the Supervisory Committee and senior management of the Company attended the Meeting. The Meeting complied with the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The appointment of Mr. Li Honggen and Mr. Dai Jinbao as executive directors of the fifth session of the board of directors were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 2	The appointment of Mr. Dai Jinbao as member and Mr. Zhou Yunnong as Chairman of the Remuneration and Appraisal Committee of the fifth session of the board of directors were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 15 June 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Dai Jinbao and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Resolution Passed at the Sixth Meeting of

the Fifth Session of the Supervisory Committee

The Company and members of the supervisory committee warrant the authenticity, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in or material omissions from this announcement.

Supervisors were informed in respect of the sixth meeting of the fifth session of the supervisory committee (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and courier on 1 June 2006. The Meeting was held on 15 June 2006 at the No. 1 Meeting Room of Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). Of the seven supervisors entitled to attend the Meeting, five of them attended the Meeting. Mr. Lu Xiangyang and Mr. Geng Limin, supervisors, were unable to attend the Meeting due to business engagement and had appointed Mr. Zhang Chenghua, supervisor, to vote on their behalf. Mr. Zhang Chenghua presided over the Meeting. The convocation of the Meeting complied with the relevant rules and regulations of the PRC Company Law, the PRC Securities Law and the requirements of the articles of association of the Company and was legal and valid.

The following resolution was considered and approved through voting by a poll: The appointment of Gao Jinping as the Chairman of the Supervisory Committee was considered and approved with 7 voted in favor, 0 voted against and 0 abstention.

The fifth joint conference of the fourth session of the Labor Union was held on 25 May 2006, approving (i) the resignation of Mr. Dai Suming as the staff supervisor of the fifth session of the Supervisory Committee due to job change and (ii) the election of Mr. Gao Jinping as the staff supervisor of the fifth session of the Supervisory Committee through voting by a show of hands, both of which would be effective after the 2005 annual general meeting of the Company on 15 June 2006.

Sinopec Shanghai Petrochemical Company Limited Supervisory Committee

Shanghai, 15 June 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Dai Jinbao and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

CHANGE OF DIRECTORS AND SUPERVISORS

The Company announces that with effect from 15 June 2006: (i) Mr. Wu Haijun and Mr. Gao Jinping have resigned as executive directors of the Company; (ii) Dai Shuming has resigned as a staff representative supervisor of the Company; (iii) Mr. Li Honggen and Mr. Dai Jinbao are appointed as executive directors of the Company and (iv) Mr. Gao Jinping is appointed as a staff representative supervisor of the Company.

Resignation of Directors

At the Company’s annual general meeting on 15 June 2006 (the “AGM”), the resignation of Mr. Wu Haijun, aged 43, as executive director of the Company was approved and such resignation shall take immediate effect. Mr. Wu confirmed that he resigned as executive director of the Company as he wished to pursue a different position.

At the AGM, the resignation of Mr. Gao Jinping, aged 39, as executive director of the Company was approved and such resignation shall take immediate effect. Mr. Gao confirmed that he resigned as executive director of the Company to avail himself to be nominated for election as a supervisor of the Company representing the employees of the Company.

The Company, Mr. Wu and Mr. Gao confirmed that Mr. Wu and Mr. Gao were not in disagreement with the Board of the Company and that there are no other matters in respect of their resignations that need to be brought to the attention of the shareholders of the Company.

Resignation of Supervisor

Pursuant to the articles of association of the Company, the employees are entitled to nominate a staff representative supervisor (the “Representative Supervisor”) on the Company’s supervisory committee. The appointment and resignation of the Representative Supervisor is subject to the approval by the Company’s employees at the labor union’s joint conference.

At the fifth joint conference of the fourth session of the labour union held on 25 May 2006, the employees of the Company approved the resignation of Mr. Dai Shuming, aged 50, as the Representative Supervisor of the Company. Mr. Dai’s resignation took effect on 15 June 2006.

The Company and Mr. Dai confirmed that Mr. Dai has no disagreement with the supervisor committee of the Company and the board of the Company and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to take this opportunity to express its appreciation for Mr. Wu, Mr. Gao and Mr. Dai’s valuable contribution to the Company.

Appointment of Directors

Mr. Li Honggen

The Board of the Company is pleased to announce the appointment of Mr. Li Honggen as an executive director of the Company. The appointment of Mr. Li was approved at the AGM and his appointment shall take effective immediately.

Mr. Li, aged 50, is a vice president of the Company. Mr. Li joined the Company in 1973 and has previously held positions including deputy director of No. 1 Chemical Plant of the Company, deputy director and director of the Ethylene Plant of the Company and deputy manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he was appointed vice president of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he was appointed vice president of the Company. Mr. Li graduated from East China University of Science and Technology in 1998. He is an engineer.

Pursuant to the remuneration system for directors, supervisors and senior management passed at the 2002 annual general meeting convened on 18 June 2003, the annual salary standard of Mr. Li is set at 40% to 90% of the annual salary standard of the Chairman and President of the Company, which at the time of the 2002 annual general meeting was RMB240,000. The Chairman and President of the Company have the authority to determine the general salary amount on the basis of work quantity, responsibility and performance.

The term of office is for a period of two years, which commenced on his date of appointment and he is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s articles of association.

Mr. Dai Jinbao

The Board of the Company is pleased to announce the appointment of Mr. Dai Jinbao as an executive director of the Company. The appointment of Mr. Dai was approved at the AGM and his appointment shall take effective immediately.

Mr. Dai Jinbao, 50, is a deputy secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and chairman of the Labor Union. Mr. Dai joined the company in November 1973 and was deputy director of No.1 Chemical Plant of the Company. In December 1997, he was appointed director of ethylene joint production facilities of No.1 Refining and Chemical Division of the Company. In May 2003, he was appointed chairman of the Labor Union of the Company’s Refining and Chemical Division. Mr. Dai graduated from the Shanghai Second Polytechnic University majoring in business management. Mr. Dai is a certified engineer.

Pursuant to the remuneration system for directors, supervisors and senior management passed at the 2002 annual general meeting convened on 18 June 2003, the annual salary standard of Mr. Dai is set at 40% to 90% of the annual salary standard of the Chairman and President of the Company, which at the time of the 2002 annual general meeting was RMB240,000. The Chairman and President of the Company have the authority to determine the general salary amount on the basis of work quantity, responsibility and performance.

The term of office is for a period of two years, which commenced on his date of appointment and he is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s articles of association.

Appointment of Supervisor

Mr. Gao Jinping

The Company is pleased to announce that, at the fifth joint conference of the fourth session of the labour union held on 25 May 2006, the employees of the Company approved the appointment of Mr. Gao as the Representative Supervisor of the Company. Mr. Gao’s appointment took effect on 15 June 2006.

Mr. Gao Jinping, 39, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Petrochemical Business Department of the Company. In October 2001, Mr. Gao was elected Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. In June 2004, Mr. Gao was elected Director of the Company. He was appointed as the Secretary of the Communist Party Discipline Supervisory Committee of the Company in April 2006. In June 2006, Mr. Gao was elected as the Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration at the Department of Assets and Economics of the Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Pursuant to the remuneration system for directors, supervisors and senior management passed at the 2002 annual general meeting convened on 18 June 2003, the annual salary standard of Mr. Gao is set at 40% to 90% of the annual salary standard of the Chairman and President of the Company, which at the time of the 2002 annual general meeting was RMB240,000. The Chairman and President of the Company have the authority to determine the general salary amount on the basis of work quantity, responsibility and performance.

The term of office is for a period of two years and he is subject to re-election by the Company’s employees at the labor union’s joint conference.

Save for the above, Mr. Li, Mr. Dai and Mr. Gao have no relationship with any director or senior management of the Company or with any substantial or controlling shareholder of the Company. None of Mr. Li, Mr. Dai and Mr. Gao has any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) as recorded in the register required to be kept and notified to the Company and the Hong Kong Stock Exchange under Section 352 of the Securities and Futures Ordinance.

The Directors of the Company confirm that they are not aware of information required to be disclosed pursuant to rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company further confirms that it is not aware of any matters that need to be brought to the attention of the shareholders regarding the proposed appointment of Mr. Li, Mr. Dai and Mr. Gao.

The Board of the Company takes this opportunity to congratulate Mr. Li, Mr. Dai and Mr. Gao on their new appointments.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, 15 June 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Dai Jinbao and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.